Exhibit 99.2

E-mail Communication to Employees

Over the last several months, Human Resources, Finance and Legal have been working on a proposal for a stock option exchange program to revitalize the incentive value of the Company’s stock option grants. This program, if approved and commenced, would provide an opportunity for eligible employees with higher priced stock options to trade them for replacement stock options. The Executive Operating Committee proposed this program to HGS’ Board of Directors because we recognize that our talent is critical to HGS’ success, and that stock options have been a significant retention, reward and incentive tool for talent at all levels.

HGS has filed preliminary proxy materials relating to this proposal with the Securities and Exchange Commission. The proposal is expected to be voted on by HGS stockholders at the company’s annual meeting in May 2004. HGS has structured the option exchange program to strike a balance between stockholder and employee interests. The option exchange program would be beneficial to stockholders by canceling a larger number of outstanding options and issuing fewer options in their place. Conducting this exchange rather than granting new options to supplement the underwater options avoids potential additional dilution to the HGS stockholders.

If approved and commenced, eligible HGS employees who choose to accept this one-time offer could exchange their existing stock options above a given exercise price for a lesser number of new options, according to specified exchange ratios. The new options would have an exercise price equal to the fair market value of HGS common stock as of the new grant date, which would be at least six months and one day from the cancellation of the existing options. To read the full proxy proposal in its preliminary form, go to:

http://www.sec.gov/Archives/edgar/data/901219/000095013304000972/w95280pre14a.htm

HGS has not commenced the stock option exchange program referred to in this communication, and will not unless the option exchange proposal is passed at the annual meeting of stockholders in May 2004. If HGS implements the stock option exchange, HGS will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents filed by HGS with the Securities and Exchange Commission can be obtained free of charge from the SEC’s Web site at www.sec.gov. The option exchange program is subject to securities regulation in most jurisdictions and will not be offered in any jurisdiction until HGS complies with all regulations and receives requisite government approvals. HGS option holders may obtain a written copy of the tender offer statement, when available, by contacting Human Resources at Human Genome Sciences, Inc., 14200 Shady Grove Road, Rockville, Maryland 20850.

Susan Bateson McKay
Senior Vice President, Human Resources